                                                                       EXHIBIT 1



CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollars, references to "S$" are to Singapore dollars and references to "NT$" are to Taiwan dollars. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. FINANCIAL STATEMENTS


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
         UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                     FOR THE THREE MONTHS ENDED MARCH 31,
                                                     ------------------------------------
                                                       2001                        2002
                                                     --------                    --------
Net revenues                                         $ 48,628                    $ 39,404
Cost of revenues                                      (58,543)                    (53,228)
                                                     --------                    --------
Gross loss                                             (9,915)                    (13,824)
                                                     --------                    --------
Operating expenses:
  Selling, general and administrative                  11,848                       9,024
  Research and development                              3,523                       4,158
  Others, net                                              82                         130
                                                     --------                    --------
    Total operating expenses                           15,453                      13,312
                                                     --------                    --------
Operating loss                                         25,368)                    (27,136)
Other income:
  Interest income (expense), net                        1,890                          (9)
  Foreign currency exchange gain (loss)                   (58)                        199
  Other non-operating income, net                       1,157                         461
                                                     --------                    --------
    Total other income                                  2,989                         651
                                                     --------                    --------
Loss before income taxes                              (22,379)                    (26,485)
Income tax expense                                       (604)                       (141)
                                                     --------                    --------
Net loss before minority interest                     (22,983)                    (26,626)
Minority interest                                          --                          73
                                                     --------                    --------
Net loss                                             $(22,983)                   $(26,553)
                                                     --------                    --------
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities                                   10                         328
  Foreign currency translation adjustment                  --                        (391)
                                                     --------                    --------
Comprehensive loss                                   $(22,973)                   $(26,616)
                                                     ========                    ========
Basic net loss per ordinary share                    $  (0.02)                   $  (0.03)
Diluted net loss per ordinary share                  $  (0.02)                   $  (0.03)
Basic net loss per ADS                               $  (0.23)                   $  (0.27)
Diluted net loss per ADS                             $  (0.23)                   $  (0.27)
Ordinary shares (in thousands) used in per
 ordinary share calculation:
- basic                                               987,895                     990,458
- effect of dilutive options                               --                          --
                                                     --------                    --------
- diluted                                             987,895                     990,458
                                                     ========                    ========
ADS (in thousands) used in per ADS calculation:
- basic                                                98,790                      99,046
- effect of dilutive options                               --                          --
                                                     --------                    --------
- diluted                                              98,790                      99,046
                                                     ========                    ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2001 AND MARCH 31, 2002
                           IN THOUSANDS OF US DOLLARS

                                                                   DECEMBER 31,        MARCH 31,
                                                                  --------------       ---------
                                                                       2001              2002
                                                                     --------          --------
ASSETS
Current assets:
  Cash and cash equivalents                                          $115,214          $182,294
  Accounts receivable, net                                             25,584            27,429
  Amounts due from ST and ST affiliates                                 1,793             1,427
  Other receivables                                                     6,047             9,597
  Inventories                                                           7,262             6,861
  Marketable securities                                                 3,680             8,151
  Prepaid expenses                                                     20,737            21,414
  Other current assets                                                  1,067               442
                                                                     --------          --------
    Total current assets                                              181,384           257,615
Property, plant and equipment, net                                    347,262           354,190
Marketable securities                                                  20,121           114,675
Prepaid expenses                                                       14,486            10,475
Goodwill                                                                1,321             1,321
Other assets                                                           12,004            19,072
                                                                     --------          --------
    Total assets                                                     $576,578          $757,348
                                                                     ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                             $ 14,045          $ 14,063
  Current obligations under capital leases                              2,564             3,432
  Accounts payable                                                     13,692             9,664
  Amounts due to ST and ST affiliates                                   2,473             1,048
  Accrued operating expenses                                           14,684            20,550
  Other payables                                                       23,051            31,521
  Income taxes payable                                                  1,428             1,289
                                                                     --------          --------
    Total current liabilities                                          71,937            81,567
Other non-current liabilities                                           4,605             5,803
Obligations under capital leases                                        7,689             9,532
Long-term debt, excluding current installments                         14,045             8,460
Convertible notes                                                          --           200,228
                                                                     --------          --------
    Total liabilities                                                  98,276           305,590
Minority interests                                                     25,507            25,131

Shareholders' equity:
Share capital                                                         159,961           160,091
Additional paid-in capital                                            387,652           387,970
Accumulated other comprehensive loss                                   (9,941)          (10,004)
Retained deficit                                                      (84,877)         (111,430)
                                                                     --------          --------
    Total shareholders' equity                                        452,795           426,627
                                                                     --------          --------
    Total Liabilities and Shareholders' Equity                       $576,578          $757,348
                                                                     ========          ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                                               FOR THE THREE MONTHS ENDED MARCH 31,
                                                               ------------------------------------
                                                                 2001                        2002
                                                               --------                   ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                                       $(22,983)                  $ (26,553)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation and amortization                                  24,718                      23,919
  Loss on sale of property, plant and equipment                      82                         131
  Gain on sale of marketable securities                              --                          (2)
  Exchange loss (gain)                                               58                        (174)
  Minority interest in loss in subsidiary                            --                         (73)
  Others                                                             --                         (56)
Changes in operating working capital:
  Accounts receivable                                            22,100                      (1,726)
  Amounts due from ST and ST affiliates                           4,730                         395
  Inventories                                                       704                         402
  Other receivables and prepaid expenses                         11,664                       1,453
  Accounts payable                                               (4,206)                     (3,864)
  Amounts due to ST and ST affiliates                               545                      (1,421)
  Accrued operating expenses and other payables                 (12,952)                      4,934
                                                               --------                   ---------
Net cash provided by (used in) operating activities              24,460                      (2,635)
                                                               --------                   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities          11,900                       1,399
Purchases of marketable securities                               (8,670)                   (100,000)
Purchases of property, plant and equipment                      (23,812)                    (21,344)
Proceeds from sale of property, plant and equipment               2,186                          --
                                                               --------                   ---------
Net cash used in investing activities                           (18,396)                   (119,945)
                                                               --------                   ---------


CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                      (7,366)                     (7,013)
Proceeds from issuance of convertible notes                          --                     195,032
Proceeds from issuance of long-term debt                             --                       1,429
Proceeds from issuance of shares                                    504                         218
                                                               --------                   ---------
Net cash provided by (used in) financing activities              (6,862)                    189,666
                                                               --------                   ---------
Net increase (decrease) in cash and cash equivalents               (798)                     67,086
Effect of exchange rate changes on cash and
 cash equivalents                                                  (614)                         (6)
Cash and cash equivalents at beginning of the period            141,733                     115,214
                                                               --------                   ---------
Cash and cash equivalents at end of the period                 $140,321                   $ 182,294
                                                               ========                   =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                     $    767                   $     487
  Income taxes                                                 $    173                   $     317


See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, Taiwan and Germany, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of March 31, 2002, we were 71.94% owned by Singapore Technologies Pte Ltd and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended March 31, 2001 and March 31, 2002, the five largest customers collectively accounted for approximately 58.4% and 70.6% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations, litigation and fluctuations in quarterly operating results.


7.   INVENTORIES

     Inventories at December 31, 2001 and March 31, 2002 consist of (in thousands):

                                          DECEMBER 31,         MARCH 31,
                                              2001               2002
                                          ------------         ---------
    Raw materials                           $ 8,687            $ 7,750
    Factory supplies                          1,352              1,153
    Work-in-progress                          1,580              1,397
    Finished goods                              736                370
                                            -------            -------
                                             12,355             10,670
    Allowance for inventory obsolescence     (5,093)            (3,809)
                                            -------            -------
                                            $ 7,262            $ 6,861
                                            -------            -------

8.   1.75% CONVERTIBLE NOTES DUE 2007

     In March, 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield 4.91% per year to the redemption date.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                    FOR THE THREE MONTHS ENDED MARCH 31,
                                                    ------------------------------------
                                                     2001                          2002
                                                    ------                        ------
                                                      (as a percentage of net revenues)
Net revenues                                         100.0%                        100.0%
Cost of revenues                                    (120.4)                       (135.1)
                                                    ------                        ------
Gross loss                                           (20.4)                        (35.1)
                                                    ------                        ------
Operating expenses:
  Selling, general and administrative                 24.4                          22.9
  Research and development                             7.2                          10.6
  Others, net                                          0.2                           0.3
                                                    ------                        ------
    Total operating expenses                          31.8                          33.8
                                                    ------                        ------
Operating loss                                       (52.2)                        (68.9)

Other income:
  Interest income (expense), net                       3.9                            --
  Foreign currency exchange gain (loss)               (0.1)                          0.5
  Other non-operating income, net                      2.3                           1.2
                                                    ------                        ------
    Total other income                                 6.1                           1.7
                                                    ------                        ------
Loss before income taxes                             (46.1)                        (67.2)
Income tax expense                                    (1.2)                         (0.4)
                                                    ------                        ------
Net loss before minority interest                    (47.3)                        (67.6)
Minority interest                                       --                           0.2
                                                    ------                        ------
Net loss                                             (47.3)                        (67.4)
                                                    ------                        ------
Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities                                --                           0.8
  Foreign currency translation adjustment               --                          (1.0)
                                                    ------                        ------
Comprehensive loss                                   (47.3)%                       (67.6)%
                                                    ------                        ------

THREE MONTHS ENDED MARCH 31, 2001 AND MARCH 31, 2002

NET REVENUES. Net revenues decreased 19.0% from $48.6 million in the three months ended March 31, 2001 to $39.4 million in the three months ended March 31, 2002. Net revenues decreased despite an increase in unit shipments in both assembly and test businesses due to the decrease in average selling prices ("ASPs") for both our assembly and test businesses. This is a result of changes in product mix, pricing pressures and the reduction of test time as a result of engineering value added activities. Net revenues from test services decreased 23.9% from $23.0 million in the three months ended March 31, 2001 to $17.5 million in the three months ended March 31, 2002. Net revenues from assembly services decreased 14.5% from $25.6 million in the three months ended March 31, 2001 to $21.9 million in the three months ended March 31, 2002.

COST OF REVENUES AND GROSS LOSS. Cost of revenues decreased by 9.1% from $58.5 million in the three months ended March 31, 2001 to $53.2 million in the three months ended March 31, 2002. However, cost of revenues as a percentage of sales increased by 14.7% from 120.4% in the three months ended March 31, 2001 to 135.1% in the three months ended March 31, 2002, resulting in a larger gross loss in the current quarter. Gross loss in the current quarter was $13.8 million, or a gross margin of negative 35.1%, as compared to gross loss of $9.9 million, or a gross margin of negative 20.4%, in the same quarter a year ago. The increase in gross loss was attributable to lower revenues and the high level of fixed costs, primarily depreciation expense and equipment leasing costs. Depreciation expense and cost of leasing testers (included in cost of revenues) was $30.4 million, or 62.6% of net revenues in the three months ended March 31, 2001 and $26.7 million, or 67.8% of net revenues in the three months ended March 31, 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which includes stock-based compensation decreased 23.8% from $11.8 million in the three months ended March 31, 2001 to $9.0 million in the three months ended March 31, 2002. The decrease in selling, general and administrative expenses was a result of cost reduction initiatives put in place in 2001.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 18.0% from $3.5 million, or 7.2% of net revenues, in the three months ended March 31, 2001, to $4.2 million, or 10.6% of net revenues, in the three months ended March 31, 2002. These expenses were for additional equipment, supplies and research and development personnel to enhance our testing and advanced packaging technologies.

NET INTEREST INCOME (EXPENSE). Net interest income decreased from $1.9 million in the three months ended March 31, 2001 to net interest expense of $0.01 million in the three months ended March 31, 2002. Net interest income consisted of interest income of $2.3 million and interest expense of $0.4 million in the three months ended March 31, 2001 and interest income of $0.82 million and interest expense of $0.83 million in the three months ended March 31, 2002. Interest income was earned on our marketable debt securities and fixed term time deposits with various financial institutions. The lower interest income earned in the current quarter was due primarily to the lower amount of excess cash available for investment in marketable debt securities and fixed term time deposits in the current quarter and the general decline in the interest rate environment. The interest expense was incurred on the loan from the Economic Development Board of Singapore or EDB and on our convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE GAIN. We recognized an exchange loss of $0.1 million in the three months ended March 31, 2001 and an exchange gain of $0.2 million in the three months ended March 31, 2002 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income decreased from $1.2 million in the three months ended March 31, 2001 to $0.5 million in the three months ended March 31, 2002. The decrease was primarily due to a decrease in government grants for research and development activities.

INCOME TAX EXPENSE. Income tax expense was $0.6 million and $0.1 million in the three months ended March 31, 2001 and March 31, 2002, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed term time deposits and marketable debt securities.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002, our principal sources of liquidity included $182.3 million in cash and cash equivalents and $122.8 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $1.4 million in the form of bank guarantees as of March 31, 2002. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. As of March 31, 2002, our subsidiary, Winstek Semiconductor Corporation, has NT$465.0 million (or approximately $13.286 million, based on the Noon Buying Rate in the City of New York on March 29, 2002 of NT$35.00 to US$1.00) of unutilized working capital facilities from various banks and financial institutions.

As of March 31, 2002, we had borrowings totaling $235.7 million comprising primarily $200.2 million due to our convertible note holders, $21.1 million outstanding on a loan from EDB, a related party, obligations under capital leases amounting to $13.0 million and a bank loan of $1.4 million taken up by our subsidiary, Winstek.

The long-term loan agreement was entered into with EDB on June 5, 1998 for a sum of S$90 million. The loan is denominated in Singapore dollars, payable semi-annually and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board ("CPF Board"), a statutory board of the Government of Singapore. The interest rate declared by the CPF Board was 2.5% at March 31, 2002. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending in September 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case, without prior lender consent. The capital leases were taken up to finance the purchase of new testers.

In March, 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield 4.91% per year to the redemption date.

Net cash used in operating activities totaled $2.6 million for the three months ended March 31, 2002 compared to net cash provided by operating activities of $24.5 million for the three months ended March 31, 2001. The net cash used in operating activities of $2.6 million for the three months ended March 31, 2002 was primarily due to operating loss before the effects of depreciation and amortization. Net cash provided by operating activities for the three months ended March 31, 2001 was primarily due to positive working capital changes resulting mainly from the collection of accounts receivable, offset by the effect of timing of payment to suppliers.

Net cash used in investing activities totaled $119.9 million for the three months ended March 31, 2002 and $18.4 million for the three months ended March 31, 2001. The net cash used in investing activities of $119.9 million for the three months ended March 31, 2002 consisted of capital expenditures of $21.3 million and purchases of marketable debt securities of $100.0 million. The net investment was reduced by receipts of $1.4 million from the maturity of marketable debt securities. The net cash used in investing activities of $18.4 million for the three months ended March 31, 2001 consisted of capital expenditures of $23.8 million and purchase of marketable debt securities of $8.7 million. The net investment was reduced by receipts of $11.9 million from the maturity of marketable debt securities and $2.2 million from the disposal of equipment. Capital expenditures were mainly additions of peripherals, equipment upgrades and IT systems enhancements. Our budget for capital expenditures for the year 2002 is $150 million, compared to $62.4 million in 2001. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

Net cash provided by financing activities totaled $189.7 million for the three months ended March 31, 2002, compared to net cash used in financing activities of $6.9 million for the three months ended March 31, 2001. The cash provided by financing activities of $189.7 million for the three months ended March 31, 2002 consisted mainly of proceeds from the issuance of convertible notes in March 2002. The cash used in financing activities for the three months ended March 31, 2001 consisted mainly of the repayment of an installment due on the long-term EDB loan.


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar which we use for the majority of our operations.

We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our material foreign currency exposures through forward foreign currency swap contracts and options. We did not enter into any foreign currency swaps or options to hedge our currency exposures during the first three months of 2002 as we did not believe that our foreign currency exposures were material during this period. We cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

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